EXHIBIT 99.1

Caledonia Mining Corporation Plc Sale of securities by director

ST HELIER, Jersey, Sept. 24, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the “Company” or “Caledonia”) (NYSE American: CMCL; AIM: CMCL) announces that it has been notified that Leigh Wilson, director and Chairman of Caledonia, has sold a total of 12,000 common shares of the Company. Mr Wilson now holds 40,000 shares which represent a holding of approximately 0.033% of the share capital of the Company.

Further details of the transaction are set out in the notification below.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leigh Wilson
2	Reason for the notification
a)	Position/status	Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer, or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Common shares of no par value

	Identification code	JE00BF0XVB15
b)	Nature of the transaction	Sale of securities
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD17.32	12,000
d)	Aggregated information

	- Aggregated volume	12,000

	- Price	USD17.32
e)	Date of the transaction	22 September 2020
f)	Place of the transaction	NYSE American LLC